Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: August 10, 2005
Swisscom AG
(Translation of registrant’s name into English)
Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

Press Release
Swisscom Group Interim Report at June 30, 2005:
Competition puts increased pressure on prices

	1.1-30.6.2004	1.1-30.6.2005	Change
Net revenue (in CHF millions)	4,999	4,912	-1.7%

EBITDA (in CHF millions)	2,243	2,199	-2.0%

EBIT (in CHF millions)	1,466	1,496	2.0%

Net income (in CHF millions)	757	1,116	47.4%

Equity free cash flow (in CHF millions)	1,755	1,548	-11.8%

ADSL accesses (at 30.6)	656,000	948,000	44.5%

Mobile customers (at 30.6 in millions)	3.90	4.04	3.7%

Number of full-time equivalent employees at 30.6	15,721	15,307	-2.6%

* Net income after deduction of minority interests
Net revenue of the Swisscom Group fell year-on-year by 1.7% to CHF 4.91 billion. Cost savings were unable to compensate fully for the drop in revenue, and operating income before interest, taxes, depreciation and amortization (EBITDA) fell by 2.0% to CHF 2.2 billion. However, due to lower depreciation and a higher net financial result, net income after deduction of minority interests rose by 47.4% to CHF 1.1 billion. Following the share buy-back programs, a higher increase of 58.8% was recorded in net earnings per share, which ended the first half of 2005 at CHF 18.21. As announced on May 12, Swisscom expects to close 2005 with a drop in revenue to around CHF 9.6 billion and a reduction in EBITDA to approximately CHF 4.1 billion, primarily as a result of intense competition and pressure on prices at Mobile and Fixnet.
Swisscom Group revenue from external customers dropped year-on-year by CHF 87 million (1.7%) to CHF 4.91 billion. Fixnet recorded a decline in revenue of CHF 61 million (2.7%). The increase in access charges following growth in ADSL failed to compensate for the lower revenue from traffic. Revenue for Mobile increased by CHF 18 million (1.0%) primarily due to a rise in customer numbers. Solutions recorded a drop in revenue of CHF 74 million (11.7%) as a result of sustained pressure on prices and ongoing competition. Revenue posted by the “Other” segment rose by CHF 33 million (14.5%) due to higher third-party revenue generated by Swisscom IT Services.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release
Cost savings failed to reduce operating expenses sufficiently to offset the drop in revenue, with the result that EBITDA fell by CHF 44 million (2.0%) to CHF 2.2 billion. The net financial result increased by CHF 108 million, largely due to a year-on-year improvement in net interest paid as well as a book profit from the early repayment of loans granted to the purchasers of debitel (vendor loan notes). Income tax expense amounted to CHF 295 million (2004: CHF 282 million), corresponding to an effective income tax rate of 18.5% (2004: 19.4%).
Consolidation of profits following share buy-backs
Net income before deduction of minority interests rose year-on-year by CHF 365 million (39.2%) to CHF 1,297 million. The drop in EBITDA was more than offset by lower depreciation, a higher net financial result and the absence of the loss from discontinued operations (debitel). After deduction of minority interests, net income increased by CHF 359 million or 47.4% to CHF 1,116 million. Higher net income and the lower average number of shares resulting from the share buy-back programs led to an increase of 58.8% in net earnings per share to CHF 18.21.
Lower equity free cash flow – changes in the pension fund
In the first half of 2005, equity free cash flow dropped by CHF 222 million to CHF 1,533 million. The previous-year figure included net cash of CHF 573 million from the sale of debitel. Income in the first half of 2005 included CHF 351 million from the early repayment of loans granted to the purchasers of debitel (vendor loan notes) as well as CHF 201 million and CHF 28 million from the sale of holdings in Infonet and Intelsat respectively. Payment of CHF 286 million for acquisition of a stake in Antenna Hungaria as well as a planned special payment into the Swisscom pension fund will impact income in the second half of 2005.
As reported in the 2004 year-end results, Swisscom is currently revising its staff pension plans to take account of changed framework conditions. Swisscom intends to also transfer its older employees from the defined benefit plan to the dual pension plan. With a view to financing the changes, Swisscom plans to make a contribution of some CHF 300 million in the fourth quarter of 2005. This one-off payment will be offset by a slight decrease in future personnel expenses. The complan pension fund Board of Trustees has still to decide on the proposed change.
Outlook for 2005 unchanged
As announced on May 12, due to intense competition and price reductions at Mobile and Fixnet Swisscom expects to close 2005 with revenue of around CHF 9.6 billion and operating income before interest, taxes, depreciation and amortization (EBITDA) in the region of CHF 4.1 billion. The year-on-year reduction in revenue and EBITDA of around CHF 0.4 billion and CHF 0.3 billion respectively is primarily attributable to lower revenue from Fixnet and Mobile traffic, price reductions at Mobile (in particular for termination), and the transfer of International Carrier Services activities to the joint venture with Belgacom. Capital expenditure at the Swisscom Group will once more be in the region of CHF 1.2 billion.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release
Segments
Fixnet reported a year-on-year drop of 2.7% in revenue from external customers to CHF 2,235 million. The increase in access charges as a result of sustained growth in broadband access lines (ADSL) was accompanied by reductions in revenue from retail and wholesale traffic.
Revenue from retail traffic declined by 10.3% (CHF 66 million) to CHF 576 million. The drop in revenue from local and long-distance traffic as well as Internet traffic is mainly the result of ongoing migration of Internet traffic to ADSL. Revenue was also impacted by the entry of cable TV companies into the market and the introduction of new pricing systems. Revenue from fixed-to-mobile traffic as well as international traffic fell due to lower volumes as a result of strong competition.
Revenue from wholesale traffic decreased by 12.9% to CHF 296 million. Wholesale national traffic declined due to the migration of Internet traffic to ADSL and to reductions in interconnection tariffs. Lower prices also led to a drop in revenue from wholesale international traffic.
Access revenue rose by 6.3% to CHF 981 million as a result of an increase in broadband access lines (ADSL). The growth in broadband access lines (ADSL) was accompanied by a reduction in analog and digital lines. The number of ADSL access lines rose year-on-year by 44.5% to 948,000, of which 603,000 were for Bluewin retail customers and 345,000 for other providers ´ customers. The number of digital and analog lines dropped by 2.8% to 3.87 million due to the entry of cable TV companies into the market. Revenue from other segments fell due to lower revenues recorded by the Mobile and Solutions segments.
Fixnet reported a 4.2% drop year-on-year in operating expenses to CHF 1,685 million, as a result of lower expenditure in line with lower revenue, and due to cost savings. Expenses included CHF 40 million (2004: CHF 7 million) relating to workforce reduction measures. Fixnet recorded a 5.0% drop in EBITDA to CHF 1,065 million. Cost savings were unable to compensate for the decline in revenue. The EBIT¨DA margin narrowed from 38.9% to 38.7%.
Mobile increased revenue from external customers year-on-year by 1.0% to CHF 1,823 million as a result of a growth in customer numbers. On June 1, 2005, Swisscom Mobile reduced its network termination charges by 40% and launched a new product featuring a flat rate of CHF 0.50 per call for up to one hour (plus another CHF 0.50 for every subsequent hour).
The number of customers rose year-on-year by 146,000 or 3.7% to 4.04 million. This increase was attributable primarily to growing penetration of the mobile market, value-oriented churn management and the introduction of new tariff models. In 2004 a new law was introduced which obliged prepaid customers to register with their network providers. As a result, some 124,000 lines had been deactivated by the end of 2004 due to failure of customers to register. These customers are no longer included in the subscriber numbers.
Revenue from connectivity voice rose 0.3% to CHF 1,122 million, mainly due to expansion of the customer base. Revenue from connectivity data and value added services grew by 15.4% year-on-year to CHF 292 million, chiefly as a result of an

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release
increased customer base and the introduction of new data services. Other revenue fell by 19.5% or CHF 17 million due to reduced sales of customer handsets. Revenue from other segments dropped, primarily due to a reduction of 16.7% to CHF 284 million in the volume of handsets delivered to Fixnet for sale in Swisscom Shops.
Cautious customer behavior caused a drop in average minutes per user (AMPU) per month from 118 to 116. This in turn led to a reduction in average revenue per user (ARPU) per month. Lower revenue from SMS messaging is the result of an SMS promotion conducted in March 2004. For a flat rate of CHF 5, customers were able to send an unlimited number of SMS messages anywhere in Switzerland. Excluding this promotion, the number of SMS messages sent was higher than the previous year.
At CHF 1,106 million, operating expenses at Mobile were 5.4% lower than the previous year due to reduced spending on customer acquisition and loyalty measures, lower expenditure on handset procurement, and cost savings. As a result of these factors, operating income before interest, taxes, depreciation and amortization (EBITDA) fell by 2.5% to CHF 1,001 million and EBITDA margin increased from 45.5% to 47.5%.
The price adjustment for termination will negatively impact revenue for 2005 by a maximum of CHF 165 million. This effect will be lessened if other providers also reduce their termination charges. While volumes are expected to increase as a result of these measures, this will not be enough to compensate for the price reduction in the short term and will therefore negatively impact EBITDA. The launch in June 2005 of a new product — Swiss Liberty — attracted new customers. All in all, the price adjustments will negatively impact the 2005 year-end revenue and EBITDA.
The Solutions segment posted a year-on-year decrease of 11.7% in revenue from external customers to CHF 560 million. Traffic revenue fell by 14.4% to CHF 131 million as a result of lower volumes due to substitution by mobile communications and lower prices caused by ongoing competitive pressure. Revenue from leased lines dropped by 19.1% to CHF 76 million as a result of substitution and optimization through lower-priced Internet-based (IP) offerings. The 31.7% reduction in other revenue to CHF 28 million was largely due to lower revenue from the rental of PBX systems.
The 6.6% drop in operating expenses to CHF 579 million is mainly a result of lower purchasing volumes in line with lower revenue, as well as lower personnel expenses due to the reduced headcount. The above-mentioned factors led to a 49.5% reduction in EBITDA to CHF 49 million, while EBITDA margin amounted to 7.8% compared with the previous-year 13.5%.
The “Other” segment mainly comprises the Group companies Swisscom IT Services AG, Swisscom Broadcast AG, Billag AG, Billag Card Services AG (renamed Accarda AG on July 1) and the Swisscom Eurospot Group. Revenue from external customers increased year-on-year by 14.5% to CHF 261 million as a result of higher revenue generated by Swisscom IT Services for its IT outsourcing services.
Operating expenses increased by 4.3% to CHF 410 million largely in line with revenue. Since revenue rose more than operating expenses, EBITDA grew by 18.2% to CHF 91 million. EBITDA margin stood at 18.2% (2004: 16.4%).

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Press Release
The detailed interim report is available on the Internet at:
http://www.swisscom.com/q2-report-2005
Berne, August 10, 2005
Cautionary statement regarding forward-looking statements
This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Berne	Fax	+41 31 342 06 70	media@swisscom.com

Interim Report
January – June 2005

Key figures

		30.06.2004
CHF in millions, except where indicated			30.06.2005

Swisscom Group

Net revenue		4 999	4 912

Operating income before interest, taxes, depreciation and amortization (EBITDA)		2 243	2 199

As % of net revenue	%	44.9	44.8

Operating income (EBIT)		1 466	1 496

Income from continuing operations		1 173	1 297

Net income		932	1 297

Net income attributable to equity holders of Swisscom AG		757	1 116

Total equity		8 022	7 114

Equity ratio[1]	%	52.8	51.1

Number of full-time equivalent employees at end of period[2]	FTE	15 721	15 307

Average number of full-time equivalent employees[3]	FTE	15 735	15 342

Revenue per employee	CHF in thousands	318	320

EBITDA per employee	CHF in thousands	143	143

Net cash provided by operating activities		1 935	1 876

Equity free cash flow[4]		1 755	1 533

Capital expenditure		480	431

Net funds[5]		2 108	2 398

[1]	Total equity as a percentage of total assets.

[2]	Excludes 442 and 495 full-time equivalent employees of the employment company Worklink at June 30, 2005.

[3]	Excludes 394 and 490 full-time equivalent employees of the employment company Worklink in the first half-year of 2005.

[4]	Definition of equity free cash flow: net cash provided by operating activities, net proceeds from the sale and purchase of investments, less net capital expenditure on tangible assets and intangible assets, issuance and repayment of financial liabilities (excluding leasing liabilities) and dividend payments to minority interets.

[5]	Definition of net debt (net funds): total debt less cash and cash equivalents, current financial assets and financial assets from cross-border tax lease transactions.
The stake in debitel, sold in 2004, is disclosed separately in the previous year’s figures as a discontinued operation.

Financial Review
          Summary
In the first six months of 2005 Swisscom’s net revenue fell year-on-year by 1.7% to CHF 4,912 million. The decline in revenue could not be wholly compensated for by cost savings so that the operating income before interest, taxes, depreciation and amortization (EBITDA) also dropped by 2.0% to CHF 2,199 million. Thanks to lower depreciation and amortization, a higher net financial result and the omission of the loss from the discontinued operation (debitel), however, net income rose by 39.2% to CHF 1,297 million. Net income after deduction of minority interests increased by 47.4% to CHF 1,116 million. The equity free cash flow decreased by CHF 222 million to CHF 1,533 million. As already announced after the first quarter of 2005, Swisscom expects revenue of around CHF 9.6 billion and operating income before interest, taxes, depreciation and amortization (EBITDA) of around CHF 4.1 billion for 2005, as a result of keen competition and price pressure on Mobile and Fixnet and the transfer of the International Carrier Services activities to the joint venture with Belgacom.

	30.06.2004[1]	30.06.2005
CHF in millions			Change

Net revenue	4 999	4 912	-1.7%

Other income	99	98	-1.0%

Goods and services purchased	(901)	(893)	-0.9%

Personnel expenses	(1 097)	(1 091)	-0.5%

Other operating expenses	(857)	(827)	-3.5%

EBITDA	2 243	2 199	-2.0%

Depreciation and amortization	(753)	(703)	-6.6%

Amortization of goodwill	(24)	—	—

EBIT	1 466	1 496	2.0%

Net financial result	(18)	90	—

Equity in net income of affiliated companies	7	6	-14.3%

Income before income taxes	1 455	1 592	9.4%

Income tax expense	(282)	(295)	4.6%

Income from continuing operations	1 173	1 297	10.6%

Loss from discontinued operation (debitel)	(241)	—	—

Net income	932	1 297	39.2%

Attributable to equity holders of Swisscom AG	757	1 116	47.4%

Attributable to minority interests	175	181	3.4%

Earnings per share	11.47	18.21	58.8%

[1]	The previous year’s figures include adjustments in compliance with changes in IAS 17. The effect on EBITDA for the first half year 2004 amounted to minus CHF 8 million.
          Net revenue
Net revenue from external customers decreased year-on-year by CHF 87 million (1.7%) to CHF 4,912 million. The Fixnet segment reported a decrease in revenue of CHF 61 million (2.7%) to CHF 2,235 million. On the one hand there was a rise in access fees as a result of ADSL (broadband) growth, but on the other hand an even bigger decline in traffic. In the case of Mobile a higher number of subscribers resulted in a growth in revenue of CHF 18 million (1.0%) to CHF 1,823 million. The Solutions segment reported a decline in revenue of CHF 74 million (11.7%) to CHF 560 million as a result of permanent competition and pressure on prices. The segment Other reported a growth in revenue of CHF 33 million (14.5%) to CHF 261 million thanks to increased revenue of Swisscom IT Services with third parties.
          EBITDA
Operating expenses could not be decreased in line with the decline in revenue through cost savings. For this reason EBITDA decreased by CHF 44 million (2.0%) to CHF 2,199 million. EBITDA margin decreased from 44.9% to 44.8%.

Financial Review
          Net financial result
Net financial result increased by CHF 108 million, primarily due to an improved net interest compared with the previous year and the gain from the early repayment of the vendor loan notes granted to the purchasers of debitel.
          Income tax expense
Income tax expense amounted to CHF 295 million (previous year: CHF 282 million), which corresponds to an effective income tax rate of 18.5% (previous year: 19.4%).
          Discontinued operation (debitel)
The stake in debitel, sold in 2004 is disclosed separately in the previous year’s figures as a discontinued operation. The result in the first six months of 2005 of CHF 241 million is made up of the period profit of CHF 5 million and the loss on the sale of CHF 246 million. This includes the removal from equity into income statement of the currency translation loss of CHF 238 million accumulated since the acquisition in 1999.
          Net income and earnings per share
Net income increased year-on-year by CHF 365 million (39.2%) to CHF 1,297 million. The decline in EBITDA was overcompensated for by lower depreciation and amortization, a higher net financial result and the omission of the loss of the discontinued operation (debitel) in the previous year. Due to new accounting regulations net income is presented before the deduction of interests of minority shareholders in fully consolidated group companies. Net income after deduction of minority interests increased by CHF 359 million (47.4%) to CHF 1,116 million.

As a result of the increase in net income and share buy-back schemes and the ensuing lower average number of shares outstanding, earnings per share increased by 58.8% to CHF 18.21.
          Review of the Segments
The financial review reports on the following segments
– Fixnet
– Mobile
– Solutions
– Other, comprising the Group companies Swisscom IT Services, Swisscom Broadcast, Billag AG, Billag
   Card Services AG (as of July 1, 2005 renamed Accarda AG) and the Swisscom Eurospot Group.
– Corporate, comprising divisions at Group Headquarters, shared services for group companies,
   Swisscom Immobilien AG and the employment company Worklink AG.
The development of the individual segments is presented in the following table:

	Net revenue[1]			EBITDA[2] [3]
CHF in millions	30.06.2004	30.06.2005	Change	30.06.2004	30.06.2005	Change

Fixnet	2 879	2 750	-4.5%	1 121	1 065	-5.0%

Mobile	2 146	2 107	-1.8%	977	1 001	2.5%

Solutions	717	628	-12.4%	97	49	-49.5%

Other	470	501	6.6%	77	91	18.2%

Corporate	304	340	11.8%	(29)	(4)	-86.2%

Intercompany	(1 517)	(1 414)	-6.8%	—	(3)	—

Total	4 999	4 912	-1.7%	2 243	2 199	-2.0%

[1]	Includes intersegment revenue.

[2]	Excluding discontinued operation (debitel).

[3]	The previous year’s figures include adjustments in compliance with IAS 17. The effect on EBITDA in the firts half year 2004 amounted to minus CHF 8 million.
4| Swisscom Consolidated Financial Statements January — June 2005

          Fixnet

	30.06.2004	30.06.2005
CHF in millions			Change

Local and long-distance traffic	228	203	-11.0%

Fixed-to-mobile traffic	234	225	-3.8%

Internet traffic	62	40	-35.5%

International traffic	118	108	-8.5%

Total retail traffic	642	576	-10.3%

Wholesale traffic	340	296	-12.9%

Other traffic	81	66	-18.5%

Access	923	981	6.3%

Other revenue	310	316	1.9%

Revenue from external customers	2 296	2 235	-2.7%

Intersegment revenue	583	515	-11.7%

Net revenue	2 879	2 750	-4.5%

Segment expenses (incl. intercompany)	1 758	1 685	-4.2%

EBITDA	1 121	1 065	-5.0%

Margin as % of net revenue	38.9	38.7

Depreciation and amortization	465	409	-12.0%

EBIT before amortization of goodwill	656	656	—

Amortization of goodwill	3	—	—

EBIT	653	656	0.5%

	30.06.2004	30.06.2005
Number of lines in thousands			Change

PSTN lines	3 056	2 951	-3.4%

ISDN lines	927	919	-0.9%

Total number of lines PSTN / ISDN	3 983	3 870	-2.8%

ADSL retail lines	389	603	55.0%

ADSL wholesale lines	267	345	29.2%

Total number of ADSL lines	656	948	44.5%

	30.06.2004	30.06.2005
Retail traffic volume in millions of minutes			Change

Local and long-distance traffic	3 765	3 410	-9.4%

Fixed-to-mobile traffic	478	464	-2.9%

Internet traffic	1 877	1 237	-34.1%

Total national traffic	6 120	5 111	-16.5%

International traffic	486	472	-2.9%

Total retail traffic	6 606	5 583	-15.5%

	30.06.2004	30.06.2005
Wholesale traffic volume in millions of minutes			Change

National traffic	8 757	8 305	-5.2%

International incoming traffic	740	799	8.0%

International termination traffic	764	755	-1.2%

Total international traffic	1 504	1 554	3.3%

Total wholesale traffic	10 261	9 859	-3.9%

	30.06.2004	30.06.2005
CHF in millions or number			Change

Capital expenditure	207	210	1.4%

Number of full-time equivalent employees at end of period	7 653	7 286	-4.8%

5| Swisscom Consolidated Financial Statements January — June 2005

Financial Review
Revenue from Fixnet with external customers decreased by 2.7% to CHF 2,235 million compared with the previous year. On the one hand there was a revenue increase in access fees as a result of continuing growth in broadband lines (ADSL) but on the other hand a decline in the Retail and Wholesale traffic area.
Revenue from retail traffic fell by 10.3% to CHF 576 million. The decline in local and long-distance traffic and Internet traffic is, above all, attributable to the continuing migration of Internet traffic to ADSL. Other reasons for the fall in revenue are the market entry of cable television companies and the introduction of new pricing systems. Revenue in fix-to-mobile and international traffic fell as a result of reduced volumes due to competition.
Revenue from wholesale traffic declined both nationally and internationally by 12.9% to a total of CHF 296 million. The decrease in national wholesale traffic is due to the migration of Internet traffic to ADSL and a reduction in regulated national interconnection tariffs. Wholesale International traffic fell as a result of lower prices.
Access revenue rose by 6.3% to CHF 981 million. On the one hand there was an increase in the number of ADSL lines and on the other a decrease in the number of analogue and digital access lines (PSTN/ISDN). The number of ADSL lines increased by 44.5% compared with the previous year to 948,000. This business included 603,000 lines subscribed to by Bluewin retail customers and 345,000 by the customers of other providers. The number of analogue and digital access lines decreased by 2.8% to 3,870,000, mainly as a result of the market entry of cable television companies.
The decrease in intersegment revenue is due to reduced revenue with Mobile and Solutions.
The operating expenses of Fixnet decreased in relation to the previous year by 4.2% to a total of CHF 1,685 million and can be attributed to lower revenue-related expenditure and cost reduction measures. The operating expenses include costs of workforce reduction measures amounting to CHF 40 million (previous year: CHF 7 million).
EBITDA fell year-on-year by 5.0% to CHF 1,065 million. The fall in revenue could not be offset by cost reductions. EBITDA margin decreased from 38.9% to 38.7%.
In 2005 Fixnet expects a decline in revenue and EBITDA as a result of keen competition and the transfer of the International Carrier Services activities to the joint venture with Belgacom in August 2005.
6 |  Swisscom Consolidated Financial Statements January — June 2005

     Mobile

	30.06.2004	30.06.2005
CHF in millions			Change

Connectivity voice	1 119	1 122	0.3%

Connectivity data and value added services	253	292	15.4%

Base fees	346	339	-2.0%

Other revenue	87	70	-19.5%

Revenue from external customers	1 805	1 823	1.0%

Intersegment revenue	341	284	-16.7%

Net revenue	2 146	2 107	-1.8%

Segment expenses (incl. intercompany)	1 169	1 106	-5.4%

EBITDA	977	1 001	2.5%

Margin as % of net revenue	45.5	47.5

Depreciation and amortization	180	190	5.6%

EBIT	797	811	1.8%

	30.06.2004	30.06.2005
Number of subscribers in thousands			Change

Postpaid	2 448	2 559	4.5%

Prepaid	1 450	1 485	2.4%

Total	3 898	4 044	3.7%

	30.06.2004	30.06.2005
CHF, minutes or millions			Change

ARPU in CHF	80	78	-2.5%

AMPU in minutes	118	116	-1.7%

Number of SMS messages in millions	1 037	986	-4.9%

	30.06.2004	30.06.2005
CHF in millions or number			Change

Capital expenditure	199	133	-33.2%

Number of full-time equivalent employees at end of period	2 498	2 466	-1.3%

Mobile increased its revenue with external customers by 1.0% to CHF 1,823 million compared with the previous year, mainly as a result of the increased number of subscribers. With effect from June 1, 2005 Swisscom Mobile reduced the price for termination on their network by 40% and launched a new product (Liberty) with a flat-rate charge of CHF 0.50 per call of up to one hour (for every new hour started another CHF 0.50 is charged). These price reductions affected revenue and EBITDA as per June 30, 2005 in the amount of CHF 26 million.
The number of subscribers increased year-on-year by a net total of 146,000 or 3.7% to 4,044,000. The increase is largely due to the increasing mobile penetration, the value-oriented churn management and the launch of new tariff plans. In comparing figures it must be taken into account that a new piece of legislation requires prepaid subscribers to register with the network operators. Around 124,000 Swisscom Mobile subscribers did not register and were deactivated at the end of 2004. These customers are no longer included in the total number of subscribers as per June 30, 2005.
The 0.3% increase in revenue from connectivity voice to CHF 1,122 million can be primarily attributed to higher numbers of subscribers.
Revenue from connectivity data and value added services rose year-on-year by 15.4% to CHF 292 million, mainly as a result of an increased number of subscribers and the introduction of new data services.
7 |   Swisscom Consolidated Financial Statements January — June 2005

Financial Review
Other revenue decreased by 19.5% or CHF 17 million compared with the previous year and was chiefly due to the lower number of handset sales by Mobile.
Intersegment revenue fell by CHF 284 million or 16.7% mainly as a result of a decline in the volume of deliveries to Fixnet of handsets for selling in the Swisscom Shops.
The average minutes per user and month (AMPU) fell from 118 minutes to 116 minutes due to restrained customer behavior. This also led to a decrease in the average revenue per user per month (ARPU). The decrease in the number of SMS messages sent is due to a SMS sales campaign in March 2004. For a flat rate of CHF 5, subscribers could send an unlimited number of SMS messages within Switzerland from their mobiles. Not including this campaign, the number of SMS messages rose year-on-year.
Mobile segment expenses fell by 5.4% to CHF 1,106 million compared with the previous year. The decrease is due to lower costs for customer acquisition and retention as well as lower costs for the purchase of handsets and cost-saving measures.
Operating income (EBITDA) rose as a result of these effects by 2.5% to CHF 1,001 million. EBITDA margin increased from 45.5% to 47.5%.
The price reduction for mobile termination will have a negative effect on revenue in 2005 up to a maximum amount of CHF 165 million. If other providers also reduce their termination charges, then the effects will be lower. Although higher volumes are expected as a result of this price reduction, this will not compensate for the reduction in price in the short term and therefore will have a negative effect on the EBITDA. The launch of the new product (Liberty) in June 2005 will increase the number of customers. Overall, however, this reduction will have a negative impact on revenue and EBITDA in 2005.
Mobile expects revenue in 2005 to be on the same level as last year and a decreased EBITDA. It is expected that the decrease in revenue as a result of price reductions can be compensated for by an increase in the number of customers.
8 |   Swisscom Consolidated Financial Statements January — June 2005

     Solutions

	30.06.2004	30.06.2005
CHF in millions			Change

Local and long-distance traffic	56	47	-16.1%

Fixed-to-mobile traffic	63	55	-12.7%

International traffic	34	29	-14.7%

Total traffic	153	131	-14.4%

Leased lines	94	76	-19.1%

Intranet services	87	77	-11.5%

Other revenue service business	134	122	-9.0%

Solution business	125	126	0.8%

Other revenue	41	28	-31.7%

Revenue from external customers	634	560	-11.7%

Intersegment revenue	83	68	-18.1%

Net revenue	717	628	-12.4%

Segment expenses (incl. intercompany)	620	579	-6.6%

EBITDA	97	49	-49.5%

Margin as % of net revenue	13.5	7.8

Depreciation and amortization	24	20	-16.7%

EBIT	73	29	-60.3%

	30.06.2004	30.06.2005
Traffic volume in millions of minutes			Change

Local and long-distance traffic	921	865	-6.1%

Fixed-to-mobile traffic	142	131	-7.7%

Total national traffic	1 063	996	-6.3%

International traffic	181	184	1.7%

Total national and international traffic	1 244	1 180	-5.1%

	30.06.2004	30.06.2005
CHF in millions or number			Change

Capital expenditure	17	7	-58.8%

Number of full-time equivalent employees at end of period	1 980	1 820	-8.1%

Revenue from external customers dropped by 11.7% to CHF 560 million compared with the previous year.
Traffic revenue decreased by 14.4% to CHF 131 million, mainly as a result of the substitution effect from mobile telephony as well as lower prices as a result of constant competitive pressure.
The drop in leased line revenue of 19.1% to CHF 76 million was mainly due to the migration of existing products to Internet (IP) based services with lower prices.
The decrease in other revenue of 31.7% to CHF 28 million stems principally from lower revenue from the lease of private branch exchanges.
The operating expense declined in comparison with the previous year by 6.6% to CHF 579 million, mainly due to lower purchasing volumes due to the decline in revenue and lower personnel costs as a result of the lower headcount.
EBITDA dropped as a result of the above-mentioned effects by 49.5% to CHF 49 million. EBITDA margin amounted to 7.8% (previous year: 13.5%).
In 2005 Solutions expects a decline in revenue and EBITDA as a result of the continuing keen competition.
9 |   Swisscom Consolidated Financial Statements January — June 2005

Financial Review
     Other

	30.06.2004	30.06.2005
CHF in millions			Change

Swisscom IT Services AG	96	120	25.0%

Swisscom Broadcast AG	75	75	—

Billag Group	54	53	-1.9%

Swisscom Eurospot Group	3	13	—

Revenue from external customers	228	261	14.5%

Intersegment revenue	242	240	-0.8%

Net revenue	470	501	6.6%

Segment expenses (incl. intercompany)	393	410	4.3%

EBITDA	77	91	18.2%

Margin as % of net revenue	16.4	18.2

Depreciation and amortization	61	65	6.6%

EBIT before amortization of goodwill	16	26	62.5%

Amortization of goodwill	21	—	—

EBIT	(5)	26	—

	30.06.2004	30.06.2005
CHF in millions or number			Change

Capital expenditure	58	49	-15.5%

Number of full-time equivalent employees at end of period	2 689	2 830	5.2%

The Other segment comprises the Group companies Swisscom IT Services AG, Swisscom Broadcast AG, Billag AG, Billag Card Services AG (as of July 1, 2005 renamed Accarda AG) and the Swisscom Eurospot Group.
Revenue from external customers rose by 14.5% to CHF 261 million in comparison with the previous year. This can largely be attributed to higher revenue from services in the area of IT Outsourcing from Swisscom IT Services.
The operating expense rose in comparison with the previous year by 4.3% to CHF 410 million, primarily due to higher revenue. EBITDA increased by 18.2% to CHF 91 million because revenue increased more than operating expenses. EBITDA margin was 18.2% (previous year 16.4%).
In 2005 the Other segment expects an increase in revenue and EBITDA as a result of the above-mentioned effects.
10 |   Swisscom Consolidated Financial Statements January — June 2005

     Corporate

	30.06.2004	30.06.2005
CHF in millions			Change

Revenue from external customers	36	33	-8.3%

Intersegment revenue	268	307	14.6%

Net revenue	304	340	11.8%

Segment expenses (incl. intercompany)	333	344	3.3%

EBITDA	(29)	(4)	-86.2%

Margin as % of net revenue	-9.5	-1.2

Depreciation and amortization	23	22	-4.3%

EBIT	(52)	(26)	-50.0%

	30.06.2004	30.06.2005
CHF in millions or number			Change

Capital expenditure	5	32	—

Number of full-time equivalent employees at end of period	901	905	0.4%

The Corporate segment includes the divisions at Group Headquarters, shared services for Group companies, Swisscom Immobilien AG and the employment company Worklink AG.
Intersegment revenue rose by 14.6% to CHF 307 million and is attributable to increased revenue from the Swisscom Immobilien AG from centralised settlement of energy costs with other group companies.
Operating expenses increased by 3.3% to CHF 344 million. Operating expenses include costs of workforce reduction measures, including expenditure on the employment company Worklink AG of CHF 17 million (previous year: CHF 42 million). As a result of these effects Corporate increased EBITDA by CHF 25 million.
In 2005 the Corporate segment expects an improved EBITDA as a result of lower expenditure in connection with the employment company Worklink AG.
Termination benefits
Swisscom tries to help the personnel affected by workforce reduction through three programs incorporated in a social compensation plan — the outplacement program PersPec, the starter program Co-Motion and the employment company Worklink AG. The outplacement program offers help to employees in finding new areas of work and jobs and continues to pay salaries for a limited period. The starter program Co-Motion is designed to help participants in the outplacement program who wish to become self-employed. The employment company Worklink AG offers older employees who have been working for Swisscom for a long time temporary jobs if they cannot find anything through the outplacement program.
The table below details the expenditure on workforce reduction measures:

	30.06.2004	30.06.2005
CHF in millions			Change

Fixnet	7	40	33

Mobile	—	2	2

Solutions	(2)	—	2

Other	—	(5)	(5)

Corporate	—	1	1

Elimination part of employment company Worklink	1	(22)	(23)

Total termination benefits Swisscom Group (Outplacement)[1]	6	16	10

Salaries and wages Worklink participants	41	38	(3)

Total termination benefits and salaries and wages employment company [2]	47	54	7

[1]	Included in Corporate segment minus CHF 21 million (previous year: CHF 1 million).

[2]	Included in Corporate segment CHF 17 million (previous year: CHF 42 million).
11 |  Swisscom Consolidated Financial Statements January — June 2005

Financial Review
Costs relating to workforce reduction measures are shown in the income statement separately for each segment as soon as the employees affected have been informed in person or the detailed workforce reduction plan has been communicated to the staff. The corresponding expenditure amounted to CHF 38 million (previous year: CHF 5 million). This includes costs of CHF 22 million (previous year: minus CHF 1 million) for staff who in accordance with the provisions of the social compensation plan were entitled to transfer to the employment company Worklink AG or who were able to find a new position in another organizational unit within Swisscom. Under IFRS these costs do not suffice for the creation of provisions because the employment relationship with the relevant staff was not terminated. These costs, for which provisions cannot be recorded, were eliminated again in the Corporate segment and recognized in the income statement.
     Equity Free Cash Flow
Swisscom intends to pay out the equity free cash flow to shareholders. The equity free cash flow results from net cash provided by operating activities, net proceeds from the sale and purchase of investments, less net capital expenditure on tangible and intangible assets, issuance and repayment of financial liabilities (excluding leasing liabilities) and dividend payments to minority interests.
Equity free cash flow includes the following components:

	30.06.2004	30.06.2005
CHF in millions			Change

EBITDA	2 243	2 199	(44)

Changes in operating assets and liabilities and other payments and receipts from operating activities	(175)	(107)	68

Net interest	(15)	4	19

Income taxes paid	(118)	(220)	(102)

Net cash provided by operating activities	1 935	1 876	(59)

Capital expenditure	(480)	(431)	49

Acquisition of subsidiaries and affiliated companies	—	(116)	(116)

Proceeds from the sale of discontinued operation (debitel)	573	—	(573)

Repayment of vendor loan notes from the sale of debitel	—	351	351

Disposal of available-for-sale investments	17	230	213

Repayment of debt (Billag Group)	(15)	—	15

Dividends paid to minority interests	(360)	(367)	(7)

Other cash flow from investing and financing activities, net	85	(10)	(95)

Equity free cash flow	1 755	1 533	(222)

Investments in and sale of other current financial assets, net	(151)	(605)	(454)

Other changes of financial liabilities	(58)	(143)	(85)

Dividends paid	(861)	(861)	—

Share buy-back	(266)	(389)	(123)

Other cash flow, net	(1 336)	(1 998)	(662)

Net increase (decrease) in cash and cash equivalents	419	(465)	(884)

In the first six months of 2005 equity free cash flow amounted to CHF 1,533 million, CHF 222 million lower than the previous year. The equity free cash flow decreased as a result of higher income tax payments by CHF 102 million and expenditure on the acquisitions of stakes by CHF 116 million. The previous year included proceeds of CHF 573 million from the sale of debitel. In the first six months of 2005 proceeds of CHF 351 million resulted from the early repayment of vendor loan notes granted to the purchasers of debitel and CHF 201 million and CHF 28 million respectively from the sale of the stakes in Infonet and Intelsat held for sale were included.
At December 31, 2004 withholding tax of CHF 119 million was due in connection with the 2004 share buy-back program. This was paid to the tax authorities in the first quarter of 2005. In the cash flow statement the payment is shown under share buy-back.
12 |  Swisscom Consolidated Financial Statements January — June 2005

In the second half-year of 2005 the purchasing price of CHF 286 million for the acquisition of the stake in Antenna Hungaria and an expected payment for Swisscom’s pension fund will occur. Swisscom intends to transfer the older employees to a new pension scheme in which the retirement benefits are not calculated on the basis of the last insured salary (final salary plan) but in line with individual savings accounts (cash balance plan). In order to finance these changes Swisscom is expected to make a payment of around CHF 300 million to comPlan in the fourth quarter of 2005. This one-off payment will lead to lower pension cost in the future and a decrease in the benefit obligation in excess of plan assets in accordance with IFRS. The committee of the pension fund comPlan still has to pass a resolution on the change in plans.
     Net debt (net funds)

	30.06.2004	30.06.2005
CHF in millions			Change

Financial liability from cross-border tax lease arrangements	1 375	1 470	95

Finance lease obligation	863	706	(157)

Other short-term debt	503	159	(344)

Total financial liabilities	2 741	2 335	(406)

Cash and cash equivalents	(3 376)	(1 925)	1 451

Current financial assets	(409)	(1 694)	(1 285)

Financial assets from lease and leaseback transactions	(1 064)	(1 114)	(50)

Net funds	(2 108)	(2 398)	(290)

Net debt (net funds) consists of total debt less cash and cash equivalents, current financial assets and financial assets from cross-border tax lease transactions. On June 30, 2005, net funds amounted to CHF 2,398 million (previous year: CHF 2,108 million).
Current financial assets include term deposits and money market investments with a term of less than one year as well as securities and derivative financial instruments. The derivative financial instruments are mainly used to hedge currency risks in connection with cross-border tax lease arrangements. Financial liabilities consist primarily of finance lease obligations and sale and leaseback obligations relating to buildings. The finance lease obligations reported are covered by non-current financial assets to an extent of CHF 1,114 million.
     Outlook
As already announced after the first quarter of 2005, Swisscom expects revenue of around CHF 9.6 billion and operating income before interest, tax, depreciation and amortization (EBITDA) of approximately CHF 4.1 billion for 2005. The year-on-year decline in revenue and EBITDA will amount to approximately CHF 0.4 billion and CHF 0.3 billion, primarily as a result of reduced traffic at Fixnet, price reductions at Mobile (especially termination) and the transfer of International Carrier Services activities to the joint venture with Belgacom as of August. Capital expenditure in 2005 in the Swisscom group will amount to around CHF 1.2 billion.
13 |  Swisscom Consolidated Financial Statements January — June 2005

Consolidated income statement (condensed)

		unaudited
		1.4.-30.6.2004		1.1.-30.6.2004
CHF in millions, except per share amount	Note		1.4.-30.6.2005		1.1.-30.6.2005

Net revenue		2 511	2 467	4 999	4 912

Other income		45	66	99	98

Total		2 556	2 533	5 098	5 010

Goods and services purchased		456	462	901	893

Personnel expenses		532	532	1097	1091

Other operating expenses		447	432	857	827

Depreciation		348	321	703	654

Amortization		37	25	74	49

Total operating expenses		1 820	1 772	3 632	3 514

Operating income		736	761	1 466	1 496

Net financial result	3	(21)	64	(18)	90

Equity in net income of affiliated companies		5	7	7	6

Income before income taxes		720	832	1 455	1 592

Income tax expense		(137)	(148)	(282)	(295)

Income from continuing operations		583	684	1 173	1 297

Loss from discontinued operation (debitel)	6	(226)	—	(241)	—

Net income		357	684	932	1297

Attributable to equity holders of Swisscom AG		269	596	757	1 116

Attributable to minority interests		88	88	175	181

Basic and diluted gain per share (in CHF)

- from continuing operations		7.52	9.75	15.12	18.21

- from discontinued operation (debitel)		(3.43)	—	(3.65)	—

- net income		4.09	9.75	11.47	18.21

Average number of shares outstanding (in thousands)		65 700	61 093	66 000	61 284

14|  Swisscom Consolidated Financial Statements January — June 2005

Consolidated balance sheet (condensed)

		unaudited
		31.12.2004
CHF in millions	Note		30.06.2005

Assets

Current assets

Cash and cash equivalents		2 387	1 925

Current financial assets		1 285	1 694

Assets held for sale	[8]	—	32

Other current assets		2 533	2 585

Total current assets		6 205	6 236

Non-current assets

Property, plant and equipment		6 190	5 869

Investments in affiliated companies	[7]	58	151

Goodwill and other intangible assets		416	436

Non-current financial assets		1 275	1 152

Deferred tax assets		88	70

Total non-current assets		8 027	7 678

Total assets		14 232	13 914

Liabilities and equity

Current liabilities

Short-term debt	[4]	382	214

Current tax liabilities		342	380

Other current liabilities		1 972	1 877

Total current liabilities		2 696	2 471

Long-term liabilities

Long-term debt	[4]	1 932	2 121

Accrued pension cost		1 118	1 111

Deferred tax liabilities		234	252

Other long-term liabilities		798	845

Total long-term liabilities		4 082	4 329

Total liabilities		6 778	6 800

Equity attributable to equity holders of Swisscom AG		6 791	6 637

Equity attributable to minority interests		663	477

Total equity		7 454	7 114

Total liabilities and equity		14 232	13 914

15 | Swisscom Consolidated Financial Statements January — June 2005

Consolidated cash flow statement (condensed)
Cash flow statement from continuing operations

			unaudited
			30.06.2004
CHF in millions	Note			30.06.2005

Cash flows from operating activities

Operating income before interest, taxes, depreciation and amortization (EBITDA)			2 243	2 199

Change in workink capital and other cash flow from operating activities			(175)	(107)

Net interest	[3]		(15)	4

Income taxes paid			(118)	(220)

Net cash provided by operating activities			1 935	1 876

Cash flows from investing activities

Capital expenditure			(480)	(431)

Acquisition of subsidiaries and affiliated companies	[7]		—	(116)

Proceeds from the sale of discontinued operation (debitel)	[6]		573	—

Disposal of available-for-sale investments			17	230

Investments in and sale of other current financial assets, net			(151)	(605)

Repayment of vendor loan notes from the sale of debitel	[6]		—	351

Purchase and sale of other non-current financial assets, net			72	(4)

Other cash flow from investing activities, net			27	9

Net cash provided by (used in) investing activities			58	(566)

Cash flows from financing activities

Repayment of debt			(73)	(143)

Purchase and sale of treasury stock, net			(14)	(15)

Share buy-back		[5]	(266)	(389)

Dividends paid			(861)	(861)

Dividends paid to minority interests			(360)	(367)

Net cash used in financing activities			(1 574)	(1 775)

Net increase (decrease) in cash and cash equivalents			419	(465)

Cash and cash equivalents at beginning of year			3 104	2 387

Effect of exchange rate changes on cash and cash equivalents			(4)	3

Cash flow from discontinued operation (debitel)			(6)	—

Cash and cash equivalents at end of the period			3 513	1 925

Cash flow statement from discontinued operation (debitel)

	30.06.2004
CHF in millions		30.06.2005

Cash and cash equivalents at beginning of year	133	—

Net increase of cash and cash equivalents	4	—

Effect of exchange rate changes on cash and cash equivalents	(6)	—

Cash and cash equivalents at closing	131	—

Cash and cash equivalents at end of the period	—	—

16 |   Swisscom Consolidated Financial Statements January — June 2005

Consolidated statement of equity (condensed)

	unaudited
		Additional				Total equity
	Share	paid-in	Retained	Treasury	Other	holders of	Minority	Equity
CHF in millions	capital	capital	earnings	stock	reserves	Swisscom	interest	total

Balance at December 31, 2003	66	572	7 296	(1)	(264)	7 669	731	8 400

Effect of changes in IAS 17	—	—	108	—	—	108	—	108

Balance at January 1, 2004	66	572	7 404	(1)	(264)	7 777	731	8 508

Translation adjustments	—	—	—	—	(17)	(17)	—	(17)

Transfer of the accumulated currency translation loss from the sale of debitel to the income statement	—	—	—	—	238	238	—	238

Fair value adjustments	—	—	—	—	(10)	(10)	—	(10)

Gains and losses directly recognized in equity, net	—	—	—	—	211	211	—	211

Net income	—	—	757	—	—	757	175	932

Dividends paid	—	—	(861)	—	—	(861)	(360)	(1 221)

Share buy-back	—	—	—	(408)	—	(408)	—	(408)

Balance at June 30, 2004	66	572	7 300	(409)	(53)	7 476	546	8 022

Balance at December 31, 2004	66	572	8 139	(2 002)	16	6 791	663	7 454

Translation adjustments	—	—	—	—	4	4	—	4

Fair value adjustments	—	—	—	—	2	2	—	2

Gains and losses directly recognized in equity, net	—	—	—	—	6	6	—	6

Net income	—	—	1 116	—	—	1 116	181	1 297

Dividends paid	—	—	(861)	—	—	(861)	(367)	(1 228)

Purchase of treasury stock	—	—	—	(1)	—	(1)	—	(1)

Share buy-back	—	—	—	(414)	—	(414)	—	(414)

Balance at June 30, 2005	66	572	8 394	(2 416)	22	6 637	477	7 114

17 | Swisscom Consolidated Financial Statements January — June 2005

Notes to the Consolidated Interim Statements (condensed)
1	Accounting principles
The unaudited consolidated interim statements have been drawn up in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.
The unaudited condensed interim statements have been drawn up in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.The same accounting principles apply as were used for the consolidated financial statements for 2004 with the exception of the new standards and amendments to the International Financial Reporting Standards (IFRS) which entered into force on January 1, 2005. The most significant effects on Swisscom’s consolidated results are outlined below:
Some of the prior-year figures have been reclassified to facilitate comparison. The reclassifications relate to the presentation of the segment information (see Note 2).
IFRS 3 “Business Combinations”: Goodwill will no longer be amortized on a straight-line basis but only in case of impairment. In the case of new acquisitions the purchasing price must be attributed to recognized and identifiable assets and liabilities, contingent liabilities and goodwill. A large proportion of the purchasing price will be attributed to intangible assets, such as brands, customer agreements and customer relations and licenses and amortized in the income statement over the estimated useful economic life. Swisscom applied this new standard in 2004 for some transactions completed after March 31, 2004. In the first six months of 2004 Swisscom’s goodwill amortization amounted to CHF 24 million.
IFRS 5: “Assets held for sale and discontinued operations”: Assets or groups of assets held for sale are to be presented separately in the balance sheet at the lower of the carrying amount or fair value less selling costs. Swisscom is applying this new standard from January 1, 2005.
IAS 27 “Consolidated Financial Statements and Accounting for Investments in Subsidiaries”: Third party minority interests in fully consolidated subsidiaries will be treated as shareholders’ equity. Minority interests will be presented in the consolidated balance sheet under equity. In the income statement minority interests’ share in net profits will no longer be included under expenditure. Vodafone has a 25% share of the capital and voting rights in Swisscom Mobile. As a result of the new accounting pronouncement the net profit and shareholders’ equity disclosed will be higher. In 2004 the minority interest in net profit and shareholders’ equity was CHF 352 million and CHF 663 million respectively. The calculation of earnings per share remains unchanged.
IAS 17 “Leases”: Long-term lease of real estate must be classified and disclosed separately for land and buildings elements. In 2001 Swisscom sold buildings and leased them back with different lease terms. Some of these sale and leaseback agreements are classified as finance leases under IAS 17. No distinction was made between the leasebacks for land and buildings elements. These changes have been applied retrospectively. The accumulated effect on shareholders’ equity as at December 31, 2003 and 2004 was CHF 108 million and CHF 110 million respectively and is made up of deductions in the lease obligations reported of CHF 223 and CHF 221 million respectively , the recoverable amount for buildings of CHF 211 million and 205 million respectively, the deferred income tax credit balance of CHF 11 million for both years and the profit from sale and leaseback recorded under other long term liabilities of CHF 107 million and 105 million. Respectively, this also led to a CHF 7 million increase in lease expenditure in the first six months of 2004 and decreases other income of CHF 1 million, in depreciation of CHF 3 million and interest expenses of CHF 5 million.
18 | Swisscom Consolidated Financial Statements January — June 2005

2	Segment reporting
Swisscom Systems merged with Swisscom Enterprise Solutions as of January 1, 2005, and will be disclosed as the Swisscom Solutions segment from 2005 onwards. The previous year’s figures have been adjusted accordingly.
The “Fixnet” segment provides primarily access services to residential and business customers, fixed retail telephony traffic in respect of residential customer, wholesale traffic services offered to national and international telecommunication providers and payphone services, operator services and prepaid calling cards. Fixnet also provides leased lines, sells customer equipment and operates a directories database.
“Mobile” consists principally of mobile telephony, which includes domestic and international traffic for calls made in Switzerland or abroad by Swisscom’s customers and roaming by foreign operators whose customers use their GSM mobile telephones over Swisscom’s networks. It also consists of value-added services numbers, data traffic as well as the sale of mobile handsets.
“Solutions” provides primarily national and international fixed-line voice telephony services to business customers, networking which includes primarily national and international leased lines, intranet services as well as national and, through Infonet Switzerland, international private network services, revenue from in house and processes, which include primarily business numbers and revenue from a variety of other services, including consulting, business internet services and public data network services.
The segment “Other” mainly comprises Swisscom IT Services AG, Swisscom Broadcast AG, Billag AG, Billag Card Services AG (as of July 1, 2005 renamed Accarda AG) and the Swisscom Eurospot Group.
“Corporate” covers the costs of headquarters, shared services for group companies, Swisscom Immobilien AG, the employment company Worklink and costs not directly allocable to a segment.
Interim gains and losses may ensue from setting off services or sales of assets between the individual segments. These are eliminated in the consolidated accounts and shown in the segment report in the column “Elimination”.
19 | Swisscom Consolidated Financial Statements January — June 2005

Notes to the Consolidated Interim Statements (condensed)

	unaudited
30.06.2004						Elimi-
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	nation	Total

Net revenue from external customers	2 296	1 805	634	228	36	—	4 999

Intersegment net revenue	583	341	83	242	268	(1 517)	—

Net revenue	2 879	2 146	717	470	304	(1 517)	4 999

Segment expenses	(1 758)	(1 169)	(620)	(393)	(333)	1 517	(2 756)

Operating income before depreciation and amortization (EBITDA)	1 121	977	97	77	(29)	—	2 243

Margin in %	38.9	45.5	13.5	16.4	-9.5	—	44.9

Depreciation and amortization	(465)	(180)	(24)	(61)	(23)	—	(753)

Operating income before amortization of goodwill	656	797	73	16	(52)	—	1 490

Amortization of goodwill	(3)	—	—	(21)	—	—	(24)

Operating income (EBIT)	653	797	73	(5)	(52)	—	1 466

	unaudited
30.06.2005						Elimi-
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	nation	Total

Net revenue from external customers	2 235	1 823	560	261	33	—	4 912

Intersegment net revenue	515	284	68	240	307	(1 414)	—

Net revenue	2 750	2 107	628	501	340	(1 414)	4 912

Segment expenses	(1 685)	(1 106)	(579)	(410)	(344)	1 411	(2 713)

Operating income before depreciation and amortization (EBITDA)	1 065	1 001	49	91	(4)	(3)	2 199

Margin in %	38.7	47.5	7.8	18.2	-1.2	—	44.8

Depreciation and amortization	(409)	(190)	(20)	(65)	(22)	3	(703)

Operating income (EBIT)	656	811	29	26	(26)	—	1 496

20 | Swisscom Consolidated Financial Statements January — June 2005

3 Net financial result

	unaudited
CHF in millions	30.06.2004	30.06.2005

Interest on financial assets	57	72

Interest on debt and finance lease obligations	(72)	(68)

Net interest	(15)	4

Present value adjustment on accrued liabilities	(7)	(4)

Gain from early repayment of vendor loan notes from the sale of debitel	—	59

Gain on disposal of financial assets	9	16

Foreign exchange gain (loss)	(3)	18

Other financial result, net	(2)	(3)

Net financial result	(18)	90

4 Financial liabilities

	unaudited
CHF in millions	31.12.2004	30.06.2005

Long-term debt

Financial liability from cross-border tax lease arrangements	1 262	1 470

Finance lease obligation	814	706

Total	2 076	2 176

Less current portion	(144)	(55)

Total long-term debt	1 932	2 121

Short-term debt

Current portion of long-term debt	144	55

Other short-term debt	238	159

Total short-term debt	382	214

5 Treasury stock
In May 2004 Swisscom AG launched a share buy-back scheme in the amount of CHF 2 billion. A total of 4,720,500 shares for an average purchase price of CHF 423.68 were bought back. At the General Meeting of Shareholders on April 26, 2005 the Board of Directors resolved a capital reduction in the amount of the shares acquired as part of this scheme. The shares were destroyed on July 20, 2005.
The seller received the selling price of the share minus the withholding tax of 35%. As of December 31, 2004 shares had been bought back for value of CHF 2,001 million including transaction costs. Of this 35% or CHF 700 million is due in withholding tax. Up until December 31, 2004 CHF 581 million had been paid to the tax authorities. The outstanding CHF 119 million, which was presented under other short-term debt, was paid in the first quarter of 2005. The withholding tax paid will be presented in the cash flow statement in financing activities under share buy-back.
At the end of May 2005 Swisscom launched a new share buy-back scheme in the amount of CHF 2 billion. The shares are being purchased via a second trading line. The sellers will receive the purchasing price of the shares less 35% withholding tax. A total of 996,000 shares had been repurchased for a total of CHF 414 million as at June 30, 2005. CHF 270 million was paid out to the sellers. The withholding tax of CHF 144 million on the shares purchased in the first six months of 2005 will be paid in the third quarter of 2005.
As a result of the share buyback the average number of outstanding shares as at June 30, 2005 was reduced to 61,284,000 shares.
21 | Swisscom Consolidated Financial Statements January — June 2005

Notes to the Consolidated Interim Statements (condensed)
6 Discontinued operation (debitel)
On June 8, 2004 Swisscom completed the sale of its stake in debitel. As a result, debitel is included in the consolidated financial statements as a discontinued operation and is disclosed separately. Until the date of sale of June 8, 2004, the period income of debitel was CHF 5 million. This income includes amortization of goodwill amounting to CHF 57 million. The transaction resulted in a loss on the sale of CHF 246 million. This includes the removal from equity into income statement of the currency translation loss of CHF 238 million accumulated since the acquisition in 1999.
The purchaser was granted vendor loan notes amounting to EUR 210 million in connection with the sale of debitel. The vendor loan notes were initially recognized at fair value and in the following period using the effective interest method. An interest rate of 12.5% was taken to calculate the fair value. The purchaser prematurely repaid the entire loan in the first six months of 2005. The payment of CHF 351 million includes the repayment of the nominal value of the loan and the contractually agreed interest. The difference of CHF 59 million between the recoverable value of the loan and the payment was recorded as financial income.
7	Acquisition of subsidiaries and affiliated companies
     Acquisition of a 100% stake in Celeris
On June 3, Swisscom acquired a 100% stake in Celeris AG for CHF 8 million. Celeris AG is a leading supplier of Managed Security Services for secure communications via the Internet. The consolidation and allocation of the purchasing prices is based on a provisional balance sheet for Celeris as at June 30, 2005.
     Acquisition of 49% stake in Cinetrade
On April 8, Swisscom acquired a 49% stake in CT Cinetrade AG, a Swiss media company whose activities include a Pay TV channel, video and DVD film rights and cinema management.
8 Assets held for sale
On February 23, 2005 Belgacom and Swisscom signed an agreement to form a joint venture in which Belgacom will hold 72%. Fixnet will bring its international carrier business into the joint venture and in return receive 28% of the share capital. The recoverable value of the net assets to be contributed will be presented separately in the balance sheet as assets held for sale. The transaction was completed on August 8, 2005.
Assets held for sale also include the recoverable value of a property which will probably be sold in the second half of 2005.
9 Contingent liabilities
     Competition commission — mobile telephony proceedings
On October 15, 2002 the Competition Commission (WEKO) initiated a proceeding against Swisscom in accordance with cartel law in connection with mobile termination prices. In a draft injunction served to Swisscom for comment in the second quarter of 2005 the WEKO administration claim that Swisscom have violated cartel legislation. If they are proved right, WEKO is entitled to impose monetary sanctions. The final provisions in the revised cartel law enable companies to avoid direct sanctions if they report any circumstances that allegedly violate cartel law within a set period. Swisscom Mobile AG made such a report in connection with these proceedings within the deadline. However, WEKO disputes that this report releases Swisscom from sanctions, although the Competition Appeals Commission (REKO WEF) decided in favor of Swisscom Mobile AG. The Confederate Economics Department took the decision of the appeals commission to the Federal Court on behalf of WEKO. WEKO’s injunction in connection with the investigation is expected in the third quarter of 2005. Swisscom may appeal against this injunction to REKO WEF and in the final event to the Federal Court. Swisscom do not believe it is likely that WEKO will be able to impose any sanctions on Swisscom Mobile AG despite the punctual report concerning alleged violations of cartel law. Swisscom have therefore not created any provisions for this purpose in the consolidated interim financial statements.
22 | Swisscom Consolidated Financial Statements January — June 2005

10 Post balance sheet events
     Acquisition of a 75% stake in Antenna Hungaria
On July 28, 2005 Swisscom signed an agreement for the acquisition of a 75% stake in Antenna Hungaria for CHF 286 million. The company operates in the field of analogue radio and television broadcasting. Once Swisscom has completed the acquisition of the 75% stake (plus 1 share) in Antenna Hungaria, Hungarian capital market regulations oblige it to make a public offer at the same share price to Antenna Hungaria’s public shareholders. Swisscom will submit this offer in accordance with Hungarian capital market regulations. The transaction still requires the approval of the Hungarian, European and Swiss competition authorities. The takeover is expected to be completed in the fourth quarter of 2005.
23 | Swisscom Consolidated Financial Statements January — June 2005

Shareholder information
Performance of the share on the virt-x
Acquisition of a 92% stake in Medipa
On July 1, 2005 Swisscom acquired a 92% stake in Medipa AG, a Swiss company operating in the field of medical billing.

31.12.2004 – 30.6.2005	virt-x	NYSE

Closing price at 31.12.2004	CHF 448.00	USD 32.84

Closing price at 30.6.2005[1]	CHF 418.00	USD 36.78

Year high[1]	CHF 470.00	USD 39.84

Year low[1]	CHF 401.75	USD 36.72

Total trading volume	17 067 348	4 560 600

Daily average	136 539	36 485

Total volume in millions	CHF 7 430.42	USD 167.72

Daily average in millions	CHF 59.40	USD 1.34

Source: Bloomberg

[1]	paid prices
Share information
The 4,720,500 shares acquired as part of the 2004 share buy-back scheme were destroyed on July 20, 2005 in compliance with the resolution of the General Meeting of Shareholders. After the capital reduction the number of shares outstanding was reduced by 7.1% from 66,203,261 to 61,482,761 registered shares. Of these the Swiss Confederation holds 40,616,175 (66.1%). At the end of June 2005 Swisscom has 65,774 registered shareholders and a dispo stock of 18% (including treasury stock from the share buyback program). The nominal value per registered share is CHF 1.
The dividend payment of CHF 14 per share (previous year: CHF 13) agreed at the General Meeting of Shareholders in 2005 was paid on April 29, 2005. In addition to the total dividend payment of CHF 861 million, Swisscom launched a share buy-back scheme May 20, 2005 in the amount of CHF 2 billion. At the end of June 2005 Swisscom had acquired 996,000 shares for a total of CHF 414 million through the second trading line (Symbol: <SCMNE>).
Each share entitles the holder to one vote. Voting rights may only be exercised if the shareholder has been entered with voting rights into the Swisscom share regis-
24 |   Swisscom Consolidated Financial Statements January — June 2005

ter. However, the Board of Directors may refuse to enter a shareholder into the share register together with voting rights if such voting rights exceed 5% of the company’s overall share capital.
Financial calendar
November 10, 2005             2005 Third Quarter Interim Report
March 8, 2006                    Annual financial statements 2005
April 25, 2006                    Shareholders’ Meeting, Lucerne
May 10. 2006                    2006 First Quarter Interim Report
Trading locations
Swisscom shares are traded on the pan-European platform virt-x under the symbol “SCMN” (Security ID: 874251) and in the form of American Depositary Shares (ADS) at a ratio of 1:10 on the New York Stock Exchange under the symbol “SCM” (Security ID: 949527).

Stock exchange	Bloomberg	Reuters	Telekurs

virt-x, London	SCMN, VX	SCM. VX	SCMN, VTX

NYSE, New York	SCM	SCM	SCM, NYS

Return policy
Swisscom’s policy is to distribute the freely available funds (equity free cash flow) each year. The funds available for such payments consist of the net cash flow provided by operating activities, less net capital expenditure, net proceeds from the sale and purchase of investments, issuance and repayment of financial liabilities (excl. leasing liabilities) and dividend payments to minority interests. The disbursement is made via a dividend which amounts to about half of the year’s net income adjusted for one-time items, and is supplemented by a share buy-back. A share buy-back need not take place at the same time as dividend payouts.
25 |   Swisscom Consolidated Financial Statements January — June 2005

Quarterly review 2004 and 2005

	1. quarter	2. quarter	3. quarter	4. quarter		1. quarter	2. quarter	3. quarter	4. quarter
CHF in millions					2004					2005

Net revenue	2 488	2 511	2 526	2 532	10 057	2 445	2 467	—	—	4 912

Other income	54	45	43	53	195	32	66	—	—	98

Goods and services purchased	(445)	(456)	(469)	(477)	(1 847)	(431)	(462)	—	—	(893)

Personnel expenses	(565)	(532)	(513)	(584)	(2 194)	(559)	(532)	—	—	(1 091)

Other operating expenses	(410)	(447)	(441)	(525)	(1 823)	(395)	(432)			(827)

EBITDA [1]	1 122	1 121	1 146	999	4 388	1 092	1 107	—	—	2 199

Depreciation and amortization	(379)	(374)	(515)	(376)	(1 644)	(357)	(346)	—	—	(703)

Amortization of goodwill	(13)	(11)	(13)	(12)	(49)	—	—	—	—	—

EBIT	730	736	618	611	2 695	735	761	—	—	1 496

Net financial result	3	(21)	(8)	(106)	(132)	26	64	—	—	90

Equity in net income of affiliated companies	2	5	2	13	22	(1)	7	—	—	6

Income tax expense	(145)	(137)	(141)	29	(394)	(147)	(148)	—	—	(295)

Income from continuing operations	590	583	471	547	2 191	613	684	—	—	1 297

Income from discontinued operation (debitel)	(15)	(226)	—	(2)	(243)	—	—	—	—	—

Net income [1]	575	357	471	545	1 948	613	684	—	—	1 297

Attributable to equity holders of Swisscom AG	488	269	381	458	1 596	520	596	—	—	1 116

Attributable to minority interests	87	88	90	87	352	93	88	—	—	181

Net revenue by segments 2 3

Fixnet	1 445	1 434	1 405	1 431	5 715	1 378	1 372	—	—	2 750

Mobile	1 072	1 074	1 114	1 096	4 356	1 040	1 067	—	—	2 107

Solutions	353	364	360	360	1 437	314	314	—	—	628

Other	239	231	230	279	979	246	255	—	—	501

Corporate	150	154	154	150	608	169	171	—	—	340

Intercompany elimination	(771)	(746)	(737)	(784)	(3 038)	(702)	(712)	—	—	(1 414)

Total net revenue	2 488	2 511	2 526	2 532	10 057	2 445	2 467	—	—	4 912

EBITDA by segments 1 3

Fixnet	575	546	542	507	2 170	519	546	—	—	1 065

Mobile	482	495	523	476	1 976	509	492	—	—	1 001

Solutions	39	58	55	(18)	134	23	26	—	—	49

Other	37	40	35	44	156	39	52	—	—	91

Corporate	(11)	(18)	(9)	(15)	(53)	5	(9)	—	—	(4)

Intercompany elimination	—	—	—	5	5	(3)	—	—	—	(3)

Total EBITDA	1 122	1 121	1 146	999	4 388	1 092	1 107	—	—	2 199

Capital expenditure	201	279	295	361	1 136	176	255	—	—	431

Equity free cash flow	461	1 294	818	338	2 911	606	927	—	—	1 533

Number of full-time employees at end of period	15 759	15 721	15 644	15 477	15 477	15 397	15 307	—	—	15 307

[1]	The previous year’s figures include adjustments in compliance with changes in IAS 17. The effect on EBITDA and net income for the whole year was minus CHF 16 million and CHF 2 million, respectively.

[2]	Includes intersegment revenue.

[3]	Excluding discontinued operation (debitel).
26 |   Swisscom Consolidated Financial Statements January — June 2005

	1. quarter	2. quarter	3. quarter	4. quarter		1. quarter	2. quarter	3. quarter	4. quarter
Operational data Fixnet					2004					2005
Number of lines in thousands

PSTN lines	3 071	3 056	3 029	3 007	3 007	2 982	2 951	—	—	2 951

ISDN lines	925	927	925	924	924	921	919	—	—	919

Total number of lines PSTN / ISDN	3 996	3 983	3 954	3 931	3 931	3 903	3 870	—	—	3 870

ADSL retail lines	352	390	431	490	490	550	603	—	—	603

ADSL wholesale lines	245	267	286	312	312	328	345	—	—	345

Total number of ADSL lines	597	657	717	802	802	878	948	—	—	948

Retail traffic volume in millions of minutes

Local and long-distance traffic	1 984	1 781	1 669	1 771	7 205	1 756	1 654	—	—	3 410

Fixed-to-mobile traffic	239	239	239	232	949	228	236	—	—	464

Internet traffic	1 048	829	722	724	3 323	674	563	—	—	1 237

Total national traffic	3 271	2 849	2 630	2 727	11 477	2 658	2 453	—	—	5 111

International traffic	250	236	229	240	955	241	231	—	—	472

Total retail traffic	3 521	3 085	2 859	2 967	12 432	2 899	2 684	—	—	5 583

Wholesale traffic volume in millions of minutes

National traffic	4 478	4 279	3 990	4 308	17 055	4 238	4 067	—	—	8 305

International incoming traffic	362	378	380	401	1 521	405	394	—	—	799

International termination traffic	329	435	371	373	1 508	353	402	—	—	755

Total international traffic	691	813	751	774	3 029	758	796	—	—	1 554

Total wholesale traffic	5 169	5 092	4 741	5 082	20 084	4 996	4 863	—	—	9 859

	1. quarter	2. quarter	3. quarter	4. quarter		1. quarter	2. quarter	3. quarter	4. quarter
Operational data Mobile					2004					2005
Number of subscribers in thousands

Postpaid	2 412	2 448	2 484	2 518	2 518	2 536	2 559	—	—	2 559

Prepaid	1 426	1 450	1 461	1 390	1 390	1 447	1 485	—	—	1 485

Total	3 838	3 898	3 945	3 908	3 908	3 983	4 044	—	—	4 044

CHF, minutes or millions

ARPU in CHF	79	82	83	79	81	77	78	—	—	78

AMPU in minutes	116	119	120	116	118	112	120	—	—	116

Number of SMS messages in millions	574	463	465	484	1 986	493	493	—	—	986

	1. quarter	2. quarter	3. quarter	4. quarter		1. quarter	2. quarter	3. quarter	4. quarter
Operational data Solutions					2004					2005
Traffic volume in millions of minutes

Local and long-distance traffic	479	442	428	430	1 779	437	428	—	—	865

Fixed-to-mobile traffic	73	69	68	68	278	64	67	—	—	131

Total national traffic	552	511	496	498	2 057	501	495	—	—	996

International traffic	93	88	89	91	361	92	92	—	—	184

Total national and international traffic	645	599	585	589	2 418	593	587	—	—	1 180

27 |   Swisscom Consolidated Financial Statements January — June 2005

The interim report is published in German and English. The German version is binding.
Cautionary statement regarding forward-looking statements
This communication contains Statements that constitute “forward-looking Statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General information:
Swisscom AG
Group Communications
CH-3050 Berne
T+	41 31 342 36 78
F+	41 31 342 27 79
E	swisscom@swisscom.com
www.swisscom.com

Financial information:
Swisscom AG
Investor Relations
CH-3050 Berne
T+	41 31 342 25 38
F+	41 31 342 64 11
E	investor.relations@swisscom.com
www.swisscom.com/ir
28 | Swisscom Consolidated Financial Statements January — June 2005

Consolidated Financial Statements 2005
Swisscom: “Sense and Sensibility”
Dear Shareholder,
A company best known for its “solid as a rock” characteristics can not always avoid addressing the softer edges of its rocky profile. This shareholder letter has been devoted to two themes:
•	“Sense”: what again is our view of the world. And what do we think is the sense of our strategy?

•	“Sensibility”: does this strategy mean that we don’t listen to other views? Or are we sensible to other angles when looking at the opportunities for the company?
Sense
Swisscom has been known for years for having a very “down-to-earth” view of the world. One that is based on a stance of “facing the facts”. Repeatedly have we stated our goals, and the beliefs you should share with us to justify an investment into our shares. In short, these goals and beliefs compare as follows:

Swisscom’s Goals ...		... and Beliefs
1.	Optimize free cash flow	1.	Swisscom’s core competence must be to balance short term with long term cash flow generation. Asset sweating while daring to innovate and explore adjacencies is the prime challenge. Every day.

2.	Create value while securing a balanced risk-reward profile	2.	When thinking “out of its own box”, Swisscom has a strong desire to find value enhancing investment opportunities that would fit into the very same box. “Size matters”, especially in that potential acquisition should not significantly alter the company’s own (risk) profile.

3.	Combine strategic flexibility with attractive yield	3.	Swisscom offers an attractive yield to shareholders through its return policy, whilst ensuring that it has sufficient strategic flexibility and financial strength
If you also think that these views make sense, you are also likely to agree that:
1.	Focusing on anything else than sweating our existing assets to optimize the efficiency of our current operations, is unlikely to contribute to our immediate free cash flow profile. Continued rationalization and further cost cutting will have to stay high on the agenda. As will be the delicate question of how much to invest to stabilize our current market shares in key businesses. However, finding innovative ways to secure future business is equally important. Significant efforts and time have to be invested in process-, product- and market-related innovation. And in further developing venture types of businesses. And in exploring the options that may arise from convergence: both between fixed and mobile networks as well as between our core telecoms business and direct adjacencies such as multimedia, entertainment, IT. All of this as prerequisites for our “stand-alone” sustainability.

2.	Finding acquisitive options that make a difference and yet leave the risk profile of Swisscom largely unchanged is quite a challenge. The only simplicity is that we can obviously not do this in the domestic core market without facing insurmountable regulatory risks. This — considering the limited size of Switzerland — still leaves a lot of foreign territory open for exploration. The challenge lies in the identification of businesses that are (a) for sale; (b) can be controlled by buying a majority; (c) also have a strong prospective free cash flow profile; (d) come at a justifiable price that ensures value accretion and (e) are within our funding capabilities such that a strong credit rating is secured.
3.	Meanwhile, not returning all annual equity free cash flow is not shareholder friendly if a company has a strong balance sheet already. A company should not pile up more cash than strictly required, and hence either return this to shareholders, or find alternative ways to invest such that its future cash flow profile improves. Cash, while being the single most important asset, only has value if it is deployed intelligently. Swisscom doesn’t count “cash that sits idle on the balance sheet” as value creation to shareholders:
•	Our default is: return everything to shareholders

•	Our alternative is: find investments that improve the future cash flow profile
Having said all this does not imply that we are not “sensible” for other views. Let us list a few of those in what follows.
Sensibility
Swisscom has proven to be able to sweat its assets extremely well. As a matter of fact, its returns on invested capital are among the very best in the industry. This is — we believe — largely a result from living consistently by our own rules, especially the “focus on cash flow generation from current operations”.
However, we also have to be sensible. And think of other ways to further improve the capital efficiency. One very obvious way has been suggested by many of you, and bears a lot of truth in it: to make better use of the funding potential of our existing balance sheet. Here are some of our thoughts on this matter:
•	Swisscom carries no net debt on its balance sheet. As a matter of fact, the net cash position at 30 June 2005 was CHF 2.4 billion.

•	By applying its return policy, Swisscom returns all of the annual equity free cash flow to shareholders. In doing so, Swisscom factually prevents that more cash is piled up on its balance sheet. In line with the thoughts set out earlier in this letter.

•	A well capitalized balance sheet would however not carry net-cash, but a sensible level of net-debt as the (after tax) cost of debt are well below the cost of equity.

•	The obvious thing to do, would therefore be:
a)	Get a sensible level of debt funding in place, still allowing for a strong balance sheet with sufficient strategic flexibility.

b)	Return the proceeds from this funding to shareholders. For instance through share buy backs and/or other payments.
•	Swisscom’s “dilemma” (albeit a very nice dilemma to have) is that we cannot easily do this. Simply because Swiss corporate law prohibits payments to shareholders higher than the level of retained earnings on its balance sheet. With currently some CHF 3.2 billion in retained earnings, the funds that can be returned to shareholders fall significantly short of the proceeds an optimal level of debt would bring.

Swisscom hence has substantial funding capacity that is not deployed in an optimal fashion. Call that “the opportunity cost of our balance sheet”.
However, if we talk about “opportunity costs” that also implies that there are opportunities. What are the alternatives?
1.	The default is to continue with our current strategy of returning full equity free cash flow to shareholders in the form of dividends and share buy backs. In the first half of 2005, we paid CHF 861 million in dividends and also launched a CHF 2 billion share buy back. Since Swisscom’s annual free cash flow is higher than its net income, we hence reduce our retained earnings gradually by making it available to shareholders. Within a few years time, we will see an inflection point where net income and free cash flow will not significantly diverge anymore, simply because the level of depreciation will come down to the amount of Capital Expenditure. This makes the current Return Policy sustainable, also in the long run.

2.	Alternatively we can try to find ways to increase the level of retained earnings at the holding company. We have already done this in 2002 and 2004, improving the level of reserves by CHF 1.1 billion and CHF 0.8 billion respectively. Although further options to increase the level of retained earnings are not very obvious, we do explore more alternatives.

3.	A third option (although some of you think that this should be “option 1”) would be to find alternative investment possibilities, which allow us to buy into accretive free cash flows. In this situation, we would basically generate shareholder value by acquiring assets that promise to yield better than the related cost of capital. However, we feel that any such scenario would have to fulfill the whole string of investment criteria set out repeatedly in the past.
In conclusion, whereas we share the view with many of you that improving capital efficiency through sensible leverage could be beneficial to shareholders, we also hope to have pointed out that the alternatives to do so are limited. However, we believe that there are still attractive investment opportunities around in the coming years and therefore it is not the time to draw on our last resort measure of artificially increasing retained earnings at the holding level for accelerated cash distribution to our shareholders. Until we are able to deploy our full funding potential, the continued application of our Return policy poses the “worst-case scenario”. With a yield of well over 10% p.a. on current market capitalisation this, we would argue, is an excellent “fall-back” to have.
Swisscom: “Sense and sensibility”
Yours sincerely,

Dr. Markus Rauh	Jens Alder
Chairman of the Board of Directors	CEO
Appendix: Consolidated Financial Statements January-June 2005

Contact details
Swisscom AG
Group Communications
Postfach
CH – 3050 Bern
T+41 31 342 36 78
F+41 31 342 27 79
E swisscom@swisscom.com

Investor Relations
Swisscom AG
Investor Relations
CH – 3050 Bern
T+41 31 342 64 10
F+41 31 342 64 11
E Investor.relations@swisscom.com

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG

Dated: August 10, 2005	by:	/s/ Rolf Zaugg

	Name:	Rolf Zaugg
	Title:	Senior Counsel
Head of Capital Market &
Corporate Law